                                                                    EXHIBIT 99.1



                                  PRESS RELEASE
                            No.TEL456/PR110/UHI/2002

                      REVISION TO SOME FIGURES PRESENTED ON
                      TELKOM'S THIRD QUARTER 2002 INFO-MEMO

BANDUNG, NOVEMBER 28, 2002 - PT Telekomunikasi Indonesia, Tbk. ("TELKOM") hereby inform that some figures appear in the balance-sheets of TELKOM's third quarter 2002 Info-Memo should be revised due to some improper numbers or calculation results, as follows:

                    (In Millions of Rupiah and Thousands of U.S. Dollar)
---------------------------------------------------------------------------------------------
                                                   2001             2002
                                                ----------  ---------------------
                                                (Restated)                          UNCONSOL.
---------------------------------------------------------------------------------------------
                                                   Rp          Rp         U.S.$      2002
---------------------------------------------------------------------------------------------
ASSETS
1. Sub Total of cash and cash equivalent and
    short-term
   Investments - net:
     Written                                    3,177,873   7,944,666     864,020   No change
     SHOULD BE                                  3,077,873   7,944,565     864,009   No change

2. Sub Total of trade accounts receivables
     Written                                    2,530,582   2,307,978     570,834   No change
     SHOULD BE                                  2,430,582   3,307,978     359,758   No change

LIABILITIES AND EQUITY
1. Tax payable:
     Written                                    No change   No change   No change   1,079,793
     SHOULD BE                                  No change   No change   No change   1,063,286

2. Accrued expense:
     Written                                    No change   No change   No change   1,262,264
     SHOULD BE                                  No change   No change   No change   1,079,793
---------------------------------------------------------------------------------------------

The complete revised figures of the balance-sheets is attached to this press release.



SETIAWAN SULISTYONO
Head of Investor Relations Unit


                     For further information please contact:

                                           Bandung:             Jakarta:
                                           --------             --------
PT Telekomunikasi Indonesia, Tbk.
Investor Relations Unit             Tel.: 62-22-4527337     Tel.: 62-21-5215109
E-mail: investor@telkom.co.id       Fax.: 62-22-7104743     Fax.: 62-21-5220500

        PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA, TBK.
                                 BALANCE SHEETS
                          SEPTEMBER 30, 2001 AND 2002
              (In Millions of Rupiah and Thousands of U.S. Dollar)

                                                              Consolidated                Unconsld.
A S S E T S                                              2001             2002              2002
-----------                                           ----------  ---------------------  ----------
                                                      (Restated)
                                                      ---------------------------------------------
                                                           Rp          Rp       U.S.$
---------------------------------------------------------------------------------------------------
CURRENT ASSETS
  Cash and cash equivalents                            2,557,967   7,378,883    802,489   5,250,467
  Short-term investments - net                           519,906     565,682     61,521     565,682
    SUB TOTAL                                          3,077,873   7,944,565    864,009   5,816,149
  Trade accounts receivables
    Related parties - net of allowance for doubtful
     accounts of Rp209,998 million in 2001 and
     Rp519,483 million in 2002                         1,103,811   1,399,127    152,162   1,438,016
    Third parties - net of allowance for doubtful
     accounts of Rp289,052 million in 2001 and
     Rp331,148 million in 2002                         1,326,771   1,908,851    207,597   1,077,367
    SUB TOTAL                                          2,430,582   3,307,978    359,758   2,515,383
  Other account receivable - net of allowance for
   doubtful accounts of Rp26,264 million in 2001
   and Rp31,216 million in 2002                          206,830     166,849     18,146     767,517
  Inventories - net of allowance for obsolescence of
   Rp33,188 million in 2001 and Rp56,642 million
   in 2002                                               184,702     230,386     25,055      75,551
  Prepaid expenses                                       284,202     542,306     58,978     301,538
  Sinking fund                                                 -     111,062     12,079           -
  TOTAL CURRENT ASSETS                                 6,184,189  12,303,146  1,338,028   9,476,139
NON CURRENT ASSETS
  Long-term investments-net                              181,284     104,348     11,348   4,925,902
  Property, plant and equipment - net of
   accumulated depreciation of Rp15,283,178
   million in 2001 and Rp18,870,782 million in 2002   21,824,990  25,890,299  2,815,693  15,345,840
  Property, plant and equipment under
   revenue-sharing Arrangements - net of
   accumulated depreciation of Rp827,883 million
   in 2001 and Rp901,671 million in 2002                 469,391     388,181     42,217     388,181
  Advances and other noncurrent assets                   669,804     998,996    108,646     745,437
  Intangible assets                                    1,559,713   2,163,862    235,330   2,163,862
  Advances payment for investment in shares of
   stock                                                   8,238     268,101     29,157     268,101
  Escrow accounts                                        143,691     129,292     14,061     129,292
  Property not used in operations                          6,994       6,446        701       6,446
  TOTAL NONCURRENT ASSETS                             24,864,105  29,949,525  3,257,153  23,973,062
TOTAL ASSETS                                          31,048,294  42,252,671  4,595,181  33,449,201

        PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA, TBK.
                                 BALANCE SHEETS
                           SEPTEMBER 30, 2001 AND 2002

    (In Millions of Rupiah and Thousands of U.S. Dollar, except Share Data)

-------------------------------------------------------------------------------------------------------
                                                         2001             2002
                                                       ----------  ----------------------
                                                       (Restated)                             UNCONSOL.
-------------------------------------------------------------------------------------------------------
LIABILITIES AND EQUITY                                      Rp          Rp        U.S.$          2002
-------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
  Trade accounts payable
    Related parties                                       620,126   1,162,709     126,450       828,212
    Third parties                                         764,871   1,783,909     194,009       746,779
  Other accounts payable                                   61,277     125,707      13,671       103,155
  Liability for cross-ownership transactions            2,259,313     389,167      42,324       389,167
  Taxes payable                                         1,771,307   1,459,605     158,739     1,063,286
  Dividend payable                                        572,668     667,866      72,634       542,760
  Accrued expenses                                      1,234,110   1,516,889     164,969     1,079,793
  Unearned income                                         245,375     528,985      57,530        67,548
  Advances from customers and suppliers                   159,102     836,434      90,966       776,511
  Current maturities of long-term liabilities           1,528,463   2,821,110     306,809     2,142,109
TOTAL CURRENT LIABILITIES                               9,216,612  11,292,381   1,228,101     7,739,319
NONCURRENT LIABILITIES
  Deferred tax liabilities - net                        1,679,420   1,971,291     214,387     1,577,210
  Unearned income under revenue-sharing arrangements      242,964     180,202      19,598       180,202
  Unearned initial investor payment under joint
   operation scheme                                       141,981      67,453       7,336       126,632
  Long-term debts - net of current maturities
    Two-step loans - related party                      8,557,355   7,804,054     848,728     7,804,054
    Suppliers' credit loans                               405,709     283,351      30,816             -
    Bridging loan                                         113,281      81,498       8,863             -
    Liabilities for acquisition of a subsidiary           400,533           -           -             -
    Project cost payable                                  314,625     189,876      20,650       189,876
    Bond                                                        -   2,353,104     255,911     1,000,000
    Bank loan                                              68,005     149,040      16,209       149,040
    Other long-term debts                                  10,407       9,150         995             -
    TOTAL LONG-TERM DEBT                                9,869,915  10,870,073   1,182,172     9,142,970
TOTAL NONCURRENT LIABILITIES                           11,934,280  13,089,019   1,423,493    11,027,014
MINORITY INTEREST IN NET ASSETS OF SUBSIDIARY
 EQUITY                                                 1,296,195   3,188,402     346,755             -
  Capital stock - Rp 500 par value per series-A
   Dwiwarna share and series-B shares.
   Authorized - 1 A  Dwiwarna share and
   39,999,999,999 series-B shares
   Issued and fully paid - 1 A Dwiwarna share
   and 10,079,999,639 B shares                          5,040,000   5,040,000     548,124     5,040,000
  Additional paid-in capital                            1,073,333   1,073,333     116,730     1,073,333
  Difference in value of restructuring transactions
   between entities under common control               (7,402,343) (7,402,343)   (805,040)   (7,402,343)
  Difference due to change of equity in associated
   companies                                              233,168     258,115      28,071       258,115
  Unrealized loss on decline in value of securities          (242)          -           -             -
  Translation adjustment                                  173,788     179,668      19,540       179,668
  Retained earnings:
    Appropriated                                          320,393     745,404      81,066       745,404
    Un-appropriated:                                    9,163,109  14,788,692   1,608,341    14,788,692
 TOTAL EQUITY                                           8,601,207  14,682,869   1,596,832    14,682,869
TOTAL LIABILITIES AND EQUITY                           31,048,294  42,252,671   4,595,181    33,449,201